UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)

                                   Chuquan Li
                     Guangdong Bianfang Building, 10th Floor
                          Gujing Road, Futian District
                             Shenzhen, China 518033
                         (86) (755) 337-1538 (ext. 6882)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Chuquan Li

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [  ]
                                                                        (b) [  ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         N/A

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                     [  ]


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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China

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       NUMBER OF           7.   SOLE VOTING POWER       4,000,000*

         SHARES
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      BENEFICIALLY
                           8. SHARED VOTING POWER       23,700,000**
        OWNED BY
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          EACH
                           9. SOLE DISPOSITIVE POWER    4,000,000*
       REPORTING
--------------------------------------------------------------------------------
      PERSON WITH         10. SHARED DISPOSITIVE POWER  23,700,000**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,700,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [  ]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49%

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14. TYPE OF REPORTING PERSON

         IN

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-------------------

* Constitutes 4,000,000 shares of Minghua common stock that are issuable upon the exercise of fully vested options directly held by Mr. Li.

** Consists of 23,700,000 shares of the common stock of Minghua Group International Holdings Limited held by Yue Ke International Development Limited, an entity wholly-owned and controlled by Mr. Li.


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



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1. NAMES OF REPORTING PERSONS

         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Yue Ke International Development Limited

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                        (b) [__]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

         N/A

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]


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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         The British Virgin Islands

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       NUMBER OF           7.   SOLE VOTING POWER       0

         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY
                           8. SHARED VOTING POWER       23,700,000*
        OWNED BY
--------------------------------------------------------------------------------
          EACH
                           9. SOLE DISPOSITIVE POWER    0
       REPORTING
--------------------------------------------------------------------------------
      PERSON WITH         10. SHARED DISPOSITIVE POWER  23,700,000*

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,700,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]


--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO

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-------------------

* Consists of 23,700,000 shares of the common stock of Minghua Group International Holdings Limited held directly by Yue Ke International Development Limited, an entity wholly-owned and controlled by Mr. Li. Does not include 4,000,000 shares of Minghua common stock that are issuable upon the exercise of fully vested options directly held by Mr. Li.


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


                                EXPLANATORY NOTE

         On January 16, 2004, Mr. Chuquan Li, a citizen of the People's Republic of China and the Chairman and controlling stockholder of Minghua Group International Holdings Limited (Minghua), contributed, as a capital contribution, all of his shares of Minghua's common stock, a total of 23,700,000 shares (the Shares), to Yue Ke International Development Limited, a company incorporated under the laws of the British Virgin Islands (Yue Ke). Yue Ke is wholly-owned and controlled by Mr. Li.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen, China, 518033. This statement relates to Minghua's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). CHUQUAN LI. This Schedule 13D is being filed by Chuquan Li, a citizen of the People's Republic of China. Mr. Li's principal occupation is serving as the chairman of the following companies in China: Minghua Industry Development Co., Ltd., Shenzhen Minghua Investment Co., Ltd., Shenzhen Minghua Environmental Protection Vehicles Co., Ltd., Minghua Kindergarten, and Minghua International Holdings (Hong Kong) Limited. The address in which his occupation is conducted is Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen 518033, Peoples Republic of China. During the last five years, Mr. Li has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). YUE KE INTERNATIONAL DEVELOPMENT LIMITED. This Schedule 13D is being filed by Yue Ke International Development Limited, a company organized under the laws of the British Virgin Islands. Yue Ke is a personal holding company that holds investments on behalf of Mr. Chuquan Li. The address in which Yue Ke's operations are conducted is 14th Floor, West Wing, Sincere Insurance Bldg., Wanchai, Hong Kong. During the last five years, Yue Ke has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Item is not applicable as this Amendment No. 4 to Schedule 13D was filed to reflect Mr. Li's contribution of his Shares of Minghua common stock to Yue Ke as a capital contribution, and not the acquisition by Mr. Li of any shares of Minghua common stock. See the explanatory note above.


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


ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Li holds his shares of Minghua common stock through Yue Ke solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Li is the beneficial owner of 23,700,000 shares of Minghua's common stock, and options to purchase 4,000,000 shares of Minghua's common stock, representing in the aggregate 49% of the outstanding shares of Minghua common stock. Mr. Li owns 23,700,000 shares indirectly through Yue Ke, a holding company that is wholly-owned and controlled by Mr. Li. Yue Ke is the direct and beneficial owner of 23,700,000 shares of Minghua's common stock, representing 42% of the outstanding shares of Minghua common stock.

(b) Mr. Li, through his control of Yue Ke, has the sole power to vote and dispose of the 27,700,000 Minghua shares.

(c) None.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Written Statement as to Joint Filing of Schedule 13D, dated September 19, 2003, among the reporting persons filing this
                  Schedule 13D.


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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004

                                      /s/ Chuquan Li
                                      ---------------------------------
                                      MR. CHUQUAN LI


                                      YUE KE INTERNATIONAL DEVELOPMENT LIMITED


                                      By:    /s/ Chuquan Li
                                      ---------------------------------
                                      Name:  Mr. Chuquan Li
                                      Title: President